CHINA 3C GROUP

368 HuShu Nan Road
HangZhou City, Zhejiang Province, China 310014

February 2, 2009

Mr. Jay Williamson Securities and Exchange Commission Division of Corporation Finance Mail Stop 3561 150 F Street, N.E. Washington D.C. 20549

Re:	China 3C Group Form 10-K/A Filed on December 18, 2008 File No. 000-28767

Dear Mr. Williamson:

China 3C Group (the “Company”) is in receipt of the Staff’s letter dated January 16, 2009 with respect to comments relating to the Annual Report on Form 10-K, for the fiscal year ended December 31, 2007.  After discussions with our legal counsel, Loeb & Loeb LLP, and our board of directors, we have determined that we would be in a position to file a comprehensive response no later than February 17, 2009.  Due to various factors, including (1) the Chinese New Year of the People’s Republic of China, during which our offices were closed from January 26, 2009 through January 30, 2009; and (2) additional time needed to thoroughly review the Staff’s comments, together with the Company’s initial and amended Annual Report on Form 10-K with our internal accounting team and auditors, we require this additional time to respond.

Please feel free to contact our counsel Mitchell Nussbaum of Loeb & Loeb at (212) 407-4159 with any questions or concerns in this regard.

Sincerely, /s/ Zhenggang Wang Zhenggang Wang Chief Executive Officer

cc:	Mitchell Nussbaum Loeb & Loeb LLP